SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

☐ Form 10-K	☐ Form 11-K	☐ Form 20-F	☒ Form 10-Q	☐ Form N-SAR

For Period Ended: March 31, 2016

☐ Transition Report on Form 10-K	☐ Transition Report on Form 10-Q
☐ Transition Report on Form 20-F	☐ Transition Report on Form N-SAR

For the Transition Period Ended: ____________

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I – REGISTRANT INFORMATION

Blue Sphere Corporation

Full Name of Registrant

Blue Sphere Corporation

Former Name if Applicable

301 McCullough Drive, 4th Floor

Address of Principal Executive Office (Street and Number)

Charlotte, North Carolina 28262

City, State and Zip Code

PART II – RULE 12b-25 (b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25 (b), the following should be completed. (Check box if appropriate.)

	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☒	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III – NARRATIVE

The registrant is unable to file its quarterly report on Form 10-Q for the three-month period ending March 31, 2016 within the prescribed period. The compilation, dissemination and review of the information required to be presented in the quarterly report on Form 10-Q for the relevant period has imposed time constraints that have rendered timely filing of the Form 10-Q impracticable without unreasonable effort or expense to the registrant. Such difficulties prevent the registrant from filing the report because such information is integral to the report. The registrant undertakes the responsibility to file such quarterly report on Form 10-Q within the additional time allowed by this report.

PART IV – OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Shlomo Palas	+972 50 779 6794
(Name)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

☒  Yes ☐  No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☒  Yes ☐  No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The registrant’s results of operations will change from the corresponding period for the last fiscal year due to, among other things, the registrant’s acquisitions of the share capital of four biogas plants in Italy, as further described in the registrant’s Current Report on Form 8-K filed with the Securities and Exchange Commission on December 17, 2015. However, the registrant has not completed its financial statements for the period covered by the subject report. Therefore, the registrant is not in a position at this time to provide a reasonable estimate of any anticipated significant changes in the results of operations for the three-month period ended March 31, 2016 compared to the three-month period ended March 31, 2015.

Blue Sphere Corporation has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: May 16, 2016		/s/Shlomi Palas
	By:	Shlomi Palas
	Title:	Chief Executive Officer